AMERICAN MIDSTREAM PARTNERS, LP
1614 15th Street, Suite 300
Denver, CO 80202
(720) 457-6060
July 25, 2011
Via Edgar
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	H. Christopher Owings, Assistant Director Division of Corporation Finance

Re:	American Midstream Partners, LP Registration Statement on Form S-1 File No. 333-173191
Ladies and Gentlemen:
          American Midstream Partners, LP (the “Registrant”) requests acceleration of the effective date of the above-captioned Registration Statement to 4:00 p.m., Washington, D.C. time, on Tuesday, July 26, 2011, or as soon as practicable thereafter.
          The Registrant hereby acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, AMERICAN MIDSTREAM PARTNERS, LP
By:	American Midstream GP, LLC, its General Partner

By:	/s/ Brian F. Bierbach
	Name:	Brian F. Bierbach
	Title:	Chief Executive Officer and President

cc:	Timothy C. Langenkamp
Andrews Kurth LLP
600 Travis, Suite 4200
Houston, TX 77002
timlangenkamp@andrewskurth.com

G. Michael O’Leary
Andrews Kurth LLP
600 Travis, Suite 4200
Houston, TX 77002
moleary@andrewskurth.com